Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

interWAVE Communications International, Ltd.

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Interwave Communications International, Ltd. (“Interwave”) of our report dated September 25, 2003, relating to the consolidated balance sheet of Interwave Communications International, Ltd. and subsidiaries as of June 30, 2003, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for each of the years in the two year period ended June 30, 2003, and the related financial statement schedule, which report appears in the June 30, 2004 annual report on Form 10-K of Interwave.

Our report dated September 25, 2003 contains an explanatory paragraph describing the Company's change in accounting for goodwill and other intangible assets.

/s/ KPMG, LLP

Mountain View, California
November 22, 2004